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                                                                      EXHIBIT 54

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                     INTEROIL ANNOUNCES TECHNICAL DETAILS OF
                               THE RHINO PROSPECT

APRIL 15, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today that in accordance with the listing rules of the Toronto Venture Exchange it has released additional technical details of its Rhino Prospect. This release is to satisfy regulations and to ensure that all exchanges are kept informed of the same information. The information may be viewed on the InterOil website at www.interoil.com. The Rhino Prospect, with an estimated mean recoverable resource potential of 1,000 million barrels, is a prospect in InterOil's previously announced 8-well drilling program in Papua New Guinea.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program by a single company in Papua New Guinea history.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                AUSTRALASIA
-------------                                -----------
Gary M Duvall                                Anesti Dermedgoglou
Vice President, Corporate Development        Vice President, Investor Relations
InterOil Corporation                         InterOil Corporation
gary.duvall@interoil.com                     anesti@interoil.com
Houston, TX USA                              Cairns, Qld Australia
Phone:  +1 281 292 1800                      Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600